January 18, 2018

Mr. Robert F. Telewicz, Jr.
Branch Chief
 Office of Real Estate and Commodities
United States Securities and Exchange Commission
 Washington, D.C. 20549

Re:	Man FRM Managed Futures Strategies LLC Form 10-K for the fiscal year ended December 31, 2016 Filed on March 30, 2017 File No. 000-52505

Dear  Robert F. Telewicz:

 FRM Investment Management (USA) LLC, the manager of Man FRM Managed Futures Strategies LLC (the “Fund”), thanks you for your letter of December 22, 2017, providing comment regarding the above referenced filing.  On behalf of the Fund, FRM Investment Management (USA) LLC has reviewed the comment and has provided the response below.  For your convenience, we have included the comment below in bold with the corresponding response.

Form 10-K for the year ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operational Overview, page 21

1.
We note that the financial statements of Man FRM Managed Futures Strategies LLC (the investor fund) have been prepared using a fund of funds presentation.  As such, the investor fund’s pro-rata share of all expenses of the investee funds are embedded in the net change in unrealized gains (losses) on investment.  Please tell us how you considered the need to disclose and discuss these embedded expenses, including any embedded commissions and transaction fees, as part of your analysis of the unrealized gains (losses).

In May 2015,  FRM Investment Management (USA) LLC became  manager of  the Fund (the “Manager”), replacing Merrill Lynch Alternative Investments LLC as manager (the “Manager Replacement”).   (The Fund was previously  known as “Systematic Momentum FuturesAccess LLC”, prior to the Manager Replacement).  For purpose of conforming with the format that appeared in the Systematic Momentum FuturesAccess LLC Forms 10-K preceding the Manager Replacement,  the Fund continued to include a Commodity Industry Sector table under an “Operational Overview” caption in Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations), which presents aggregated net unrealized trading profits and losses of the Fund on a look-through basis with respect to the positions held by the master funds in which the Fund invests (through the Fund’s investments in underlying funds).   We do not believe that this Commodity Industry Sector table disclosure is necessary in the context of the Fund, because it is a fund of funds.  Accordingly, on a going-forward basis, the Fund may omit such table from Item 7 of Form 10-K.

Very truly yours,

/s/ Linzie Steinbach

Linzie Steinbach
Principal Financial Officer
FRM Investment Management (USA) LLC
 Manager of  Man FRM Managed Futures Strategies LLC